SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of: August 2020	Commission File Number: 001-33526

NEPTUNE WELLNESS SOLUTIONS INC.

(Translation of Registrant’s name into English)

545 Promende du Centropolis

Suite 100

Laval, Québec

Canada H7T 0A3

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEPTUNE WELLNESS SOLUTIONS INC.

Date: August 11, 2020	By:	/s/ Toni Rinow
	Name:	Toni Rinow
	Title:	Chief Financial Officer & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Management Discussion and Analysis of the Financial Situation and Operating Results for the Three-Month Periods Ended June 30, 2019 and 2020
99.2 99.3 99.4

Consolidated Interim Financial Statements for the Three-Month Periods Ended June 30, 2019 and 2020

Form 52-109F2 – Certification of Interim Filings - Full Certificate (CEO)

Form 52-109F2 – Certification of Interim Filings - Full Certificate (CFO)